FOR RELEASE OCTOBER 30, 2006                                                       CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Third Quarter 2006 Revenue Growth of 33% and Operating Income Growth of 76%

(Calgary, Alberta, Canada, October 30, 2006)— NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today announced its financial results for the third quarter ended September 30, 2006.

Revenues in the third quarter 2006 were CDN $19.0 million (US $16.9 million) compared to CDN $14.3 million (US $11.8 million) in the similar period a year ago. The Company is reporting net income for the third quarter 2006 of CDN $5.6 million (US $5.0 million) or CDN $0.63 (US $0.56) per share (diluted) compared to a net income of CDN $3.2 million (US $2.6 million) or CDN $0.36 (US $0.30) per share (diluted) in the similar period a year ago.

Revenues in the nine months ended September 30, 2006 were CDN $58.4 million (US $51.3 million) compared to CDN $47.1 million (US $38.4 million) in the similar period a year ago. The Company is reporting net income for the nine months ended September 30, 2006 of CDN $16.3 million (US $14.3 million) or CDN $1.84 (US $1.61) per share (diluted) compared to a net income of CDN $11.6 million (US $9.4 million) or CDN $1.32 (US $1.07) per share (diluted), in the similar period a year ago.

“Revenue of CDN $19.0 million and operating income of CDN $4.7 million for the third quarter of 2006 represent the second-highest quarterly records in NovAtel’s history,” said Jon Ladd, President and CEO. “The majority of our year-over-year quarterly revenue growth of 33% is attributable to higher sales of our precision positioning system components into our Special Applications category, including sales of our new OEMV family of receivers, and sales of WAAS equipment into our Aerospace and Defence category. I believe our success continues to be driven by executing our core strategy of providing innovative, highly-integrated and competitively-priced products to our OEM customers and system integrators.”

The Company’s third quarter 2006 revenue in its Special Applications category grew by 29% over the similar period in 2005. The majority of this year-over-year revenue increase is attributable to higher product shipments into the surveying and mapping market and the contribution of the Waypoint product line, which was acquired in October last year.

Revenue in the Company’s Geomatics category in the third quarter of 2006 increased by 10% over the similar period a year ago due to sales of the GSR2700IS survey product, which was launched earlier this year and manufactured for Point, Inc., the Company’s joint venture with Sokkia Co., Ltd. of Japan.

Third quarter 2006 revenue from the Company’s Aerospace and Defence category increased by 124% over the similar period a year ago, largely due to timing of deliveries under large, government-funded contracts. The majority of the third quarter 2006 revenue was derived from higher Wide Area Augmentation System (WAAS)-related program revenues, compared to the third quarter of 2005.

NovAtel’s Executive Vice President and CFO, Werner Gartner, commented, “A number of factors, particularly the growth in revenue and the continued strong gross margins of 64%, contributed to net income increasing to CDN $5.6 million in the third quarter of 2006 compared to CDN $3.2 million in the third quarter of last year. In addition, we generated $7.1 million in positive operating cash flow, increasing our cash/short term investments balance to CDN $46.3 million.”

Foreign Exchange

Although approximately 95% of the Company’s revenues in 2006 were earned in US dollars, the Company’s financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.22 per US dollar in all of 2005 to a rate of CDN $1.12 per US dollar as of September 30, 2006.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:
	Three months ended		Nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Canadian dollar per US dollar	$1.124	$1.213	$1.140	$1.229

* * * * *
During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the Special Applications, Aerospace & Defence and Geomatics revenue categories and long-term trends.

The Company will have a conference call today at 4:30 p.m. ET. Participants may access the NovAtel Inc. conference call by dialing 1-888-789-0089 (North America) or 416-695-9753 (International). This call is also being webcast by VCall and can be accessed at NovAtel’s web site www.novatel.com or at www.InvestorCalendar.com.

A replay of the conference call will be available until November 2, 2006 by dialing 1-888-509-0081 (North America) or 416-695-5275 (International), Verbal Passcode 634171, or until January 15, 2007 at the web addresses noted above.

About NovAtel

NovAtel Inc. (NASDAQ:NGPS) is a leading provider of precision Global Navigation Satellite System (GNSS) components and subsystems that afford its customers rapid integration of precise positioning technology. The Company’s mission is to provide exceptional return on investment and outstanding service to our customers. An ISO 9001 certified company, NovAtel is focused on developing quality OEM products including receivers, antennas, enclosures and software that are integrated into high precision positioning applications worldwide. These applications include surveying, Geographical Information System (GIS) mapping, precision agriculture machine guidance, port automation, mining, marine and defence industries. NovAtel’s reference receivers are also at the core of national aviation ground networks in the USA, Japan, Europe, China and India. The Company is committed to providing its customers with advanced positioning technology through significant R&D investment focusing on the modernized Global Positioning System (GPS), the revitalized Russian GLONASS and the emerging European Galileo satellite systems, as well as the integration of additional complementary technologies such as Inertial Measurement Units (IMUs). For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2005 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, Canadian dollars)
(Unaudited)
	Sept. 30, 2006	Dec. 31, 2005
ASSETS

Current assets:
Cash and cash equivalents	$7,658	$2,721
Short-term investments	38,675	32,363
Accounts receivable	13,400	10,694
Related party receivables	1,361	1,331
Related party notes receivable	1,860	1,552
Inventories	8,327	5,436
Prepaid expenses and deposits	931	599
Future income tax asset	3,039	2,370
Total current assets	75,251	57,066

Capital assets	5,724	3,095
Intangible assets	4,827	4,722
Goodwill	1,494	1,494
Deferred development costs	1,317	1,657
Future income tax asset	3,925	3,221
Total assets	$92,538	$71,255
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$11,934	$9,784
Related party payables	142	15
Notes payable	2,017	1,552
Deferred revenue and customer deposits	1,258	752
Provision for future warranty costs	902	693
Total current liabilities	16,253	12,796

Deferred gain on sale/leaseback of capital assets	259	342
Total liabilities	16,512	13,138

Shareholders' equity:
Capital stock	40,725	39,667
(Common shares issued and outstanding: 8,500 at Sep. 30, 2006 and 8,365 at Dec. 31, 2005)
Contributed surplus	1,458	953
Retained earnings	33,843	17,497
Total shareholders' equity	76,026	58,117
Total liabilities and shareholders' equity	$92,538	$71,255

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in Canadian $ thousands, except per share data)
(Unaudited)

	Three months ended		Nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Revenues:
Product sales	$18,230	$13,791	$54,910	$44,805
NRE fees	793	504	3,528	2,333
Total revenues	19,023	14,295	58,438	47,138

Cost of sales:
Cost of product sales	6,296	5,200	20,684	17,273
Cost of NRE fees	609	414	2,170	1,458
Total cost of sales	6,905	5,614	22,854	18,731

Gross profit	12,118	8,681	35,584	28,407

Operating expenses:
Research and development	3,480	2,606	10,003	7,826
Selling and marketing	1,984	1,689	5,632	4,907
General and administration	2,031	1,520	5,617	5,154
Foreign exchange (gain) loss	(69)	196	79	236
Total operating expenses	7,426	6,011	21,331	18,123

Operating income	4,692	2,670	14,253	10,284

Interest income, net	468	218	1,135	541
Other expense	(56)	(16)	(139)	(60)
Benefit of investment tax credits	―	―	―	1,036

Income from operations before income taxes	5,104	2,872	15,249	11,801

Income taxes
Current provision	96	75	276	1,497
Future income tax expense (benefit)	(600)	(371)	(1,373)	(1,281)

Net income	$5,608	$3,168	$16,346	$11,585

Net income per share (basic)	$0.66	$0.38	$1.94	$1.40

Weighted average shares outstanding (basic)	8,475	8,304	8,429	8,280

Net income per share (diluted)	$0.63	$0.36	$1.84	$1.32

Weighted average shares outstanding (diluted)	8,917	8,818	8,860	8,777